Exhibit 99.3

OLYMPUS PACIFIC MINERALS INC.
Consolidated Balance Sheets

As at	September 30	December 31
(United States dollars)	2010	2009

ASSETS
Current
Cash	$7,646,649	$5,718,725
Accounts receivable and prepaid expenses	5,399,411	3,544,182
Advances on plant & equipment	9,275,293	-
Inventory (note 12)	6,323,608	3,078,218
	28,644,961	12,341,125
Long-term
Property, plant and equipment (note 6)	15,877,845	9,430,738
Mineral properties (note 3)	39,800,781	7,203,352
Deferred exploration and development costs (note 3)	30,433,884	25,049,053
	86,112,510	41,683,143

Total assets	114,757,471	54,024,268

LIABILITIES
Current
Accounts payable and accrued liabilities	5,655,752	4,564,458
Capital lease obligations (note 11)	608,137	171,001
Asset retirement obligation (note 4)	219,804	204,716
Current portion of term loans (note 5)	5,770,104	-
	12,253,797	4,940,175
Long-term
Asset retirement obligation (note 4)	1,365,850	770,010
Derivative liabilities (note 5)	3,416,000	-
Term loans (note 5)	18,857,917	-
Deferred tax liability	6,707,733	-
	30,347,500	770,010

Total liabilities	42,601,297	5,710,185

Commitments, contingencies and contractual obligations (note 9)

SHAREHOLDERS' EQUITY
Equity attributable to equity owners
Share capital (note 7a)	112,719,454	97,318,003
Contributed surplus (note 7a)	9,891,948	6,938,486
Accumulated other comprehensive loss	(2,513,078)	(2,513,078)
Deficit	(56,296,651)	(52,985,295)
	63,801,673	48,758,116
Non-controlling interest	8,354,501	(444,033)
Total shareholders' equity	72,156,174	48,314,083

Total liabilities and equity	$114,757,471	$54,024,268

See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.
Consolidated Statements of Operations and Comprehensive Income/(Loss)

(United States dollars)	Three month period ended September 30		Nine month period ended September 30
	2010	2009	2010	2009

Sales - gold	$6,370,132	$2,414,191	$24,901,894	$5,177,751

Cost and expenses
Cost of sales	2,840,473	2,083,944	10,684,826	3,942,431
Amortization	767,357	657,870	4,236,040	2,054,223
Royalty expense	1,112,385	109,306	3,168,416	236,909
Stock-based compensation (note 7b)	445,519	39,053	1,823,993	1,215,317
Interest and accretion on term loans	55,840	-	703,717	-
Derivatives - fair value revaluation	378,000	-	267,000	-
Corporate and administrative expenses	1,975,454	1,686,088	6,815,655	4,487,744
	7,575,028	4,576,261	27,699,647	11,936,624
Other (income) expense
Interest income	(11,474)	7,865	(24,259)	(7,209)
Other income	-	-	(10,000)	11,231
Loss on disposal of capital asset	1,002	11,231	5,827	-
Foreign exchange loss/(gain)	(224,235)	(6,050)	(660,743)	(132,093)

	(234,707)	13,046	(689,175)	(128,071)
Loss for the period before tax	(970,189)	(2,175,116)	(2,108,578)	(6,630,802)

Taxation expense
Corporate income tax	$-	$-	$(131,615)	$-

Loss for the period after tax	(970,189)	(2,175,116)	(1,976,963)	(6,630,802)

Attributable to non-controlling interest	$(280,832)	$-	$(1,334,393)	$-

Comprehensive loss after tax attributable to equity owners	$(1,251,021)	$(2,175,116)	$(3,311,356)	$(6,630,802)

Basic and diluted loss per common share attributable to equity holders	$(0.004)	$(0.009)	$(0.010)	$(0.028)

Weighted average number of common shares outstanding	323,804,759	236,419,963	319,028,509	240,802,208

OLYMPUS PACIFIC MINERALS INC.
Consolidated Statements of Deficit

(United States dollars)	Three month period ended September 30		Nine month period ended September 30
	2010	2009	2010	2009

Deficit
Beginning of the period	$55,045,630	$48,538,122	$52,985,295	$44,082,436
Loss for the period	1,251,021	2,175,116	3,311,356	6,630,802
Deficit, end of the period	$56,296,651	$50,713,238	$56,296,651	$50,713,238

See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.
Consolidated Statements of Accumulated Other Comprehensive Loss

(United States dollars)	Three month period ended September 30		Nine month period ended September 30
	2010	2009	2010	2009

Accumulated other comprehensive loss/(income)
Beginning of the period	$2,513,078	$2,513,078	$2,513,078	$2,513,078
	-		-	-
Accumulated other comprehensive loss, end of the period	$2,513,078	$2,513,078	$2,513,078	$2,513,078

See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.
Consolidated Statements of Cash Flows

(United States dollars)	Three month period ended September 30		Nine month period ended September 30
	2010	2009	2010	2009

Operating activities :
Loss for the period after tax	$(970,189)	$(2,175,116)	$(1,976,963)	$(6,630,802)
Items not affecting cash
Amortization	767,357	657,870	4,236,040	2,054,223
Loss on disposal of capital assets	1,002	-	5,827	(21,480)
Write down of equipment	-	11,231		11,231
Stock-based compensation expense	445,519	39,053	1,823,993	1,215,317
Derivatives revaluation	378,000		267,000
Accretion of term loans	145,088	26,631	413,139	79,894
Foreign exchange	144,977	(6,050)	39,265	(132,093)
ARO adjustment (net)	29,080	-	50,034	68,627
Changes in non-cash working capital balances
Accounts receivable and prepaid expenses	1,446,332	1,295,362	(3,118,594)	211,871
Accounts payable and accrued liabilities	(3,544,081)	(188,045)	1,037,877	237,856
Inventory	(1,499,256)	(660,797)	(2,250,462)	(855,995)
Cash provided by/(used in) operating activities	(2,656,171)	(999,861)	527,156	(3,761,351)

Investing activities :
Cash acquired in amalgamation (note 14)	-	-	45,643	-
Deferred exploration and development costs, net	(3,112,365)	(60,910)	(7,318,290)	1,116,576
Investment in subsidiary	(7,500,000)		(7,500,000)
Acquisition of property, plant and equipment	(5,286,001)	(403,712)	(15,660,278)	(1,199,448)
Cash used in investing activities	(15,898,366)	(464,622)	(30,432,925)	(82,872)

Financing activities :
Capital lease payments	(342,206)	(87,375)	(409,616)	(298,640)
Convertible notes issued	-	-	11,481,794	-
Gold loan notes issued	-	-	20,565,905	-
Share issue cost	-	-	(20,000)	-
Shares issued	-	-	329,720	2,848,639
Cash provided by/(used in) financing activities	(342,206)	(87,375)	31,947,803	2,549,999

Increase/(decrease) in cash during the period	(18,896,743)	(1,551,858)	2,042,034	(1,294,224)

Cash - beginning of the period	26,596,707	4,610,018	5,718,725	4,161,735

Effect of foreign exchange rate changes on cash	(53,315)	418,605	(114,110)	609,254

Cash - end of the period	$7,646,649	$3,476,765	$7,646,649	$3,476,765

See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2010
All dollar amounts are in United States Dollars unless otherwise stated

1. Nature of Operations

Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) and its subsidiaries are engaged in the acquisition, exploration, development and mining of gold bearing properties in Southeast Asia.  The Company has three properties located in Central Vietnam - the Bong Mieu Gold property, the Phuoc Son Gold property and the Binh Dinh NZ Gold Property at Tien Thuan and one property in Central Malaysia – The Bau Gold Property.

The Company is considered to be in the development stage as a significant amount of the available funding is directed towards exploration activities and developing projects.

2. Basis of Presentation and Significant Accounting Policies

Basis of presentation and consolidation

These interim consolidated financial statements do not include all disclosure required under generally accepted accounting principles for annual financial statements.  The interim consolidated financial statements, however, follow the same accounting policies and methods of application as our most recent annual financial statements.  The interim consolidated financial statements should be read in conjunction with our annual consolidated financial statements.  These financial statements have not been reviewed by our external auditors.

The consolidated financial statements include the accounts of the Company and all of its subsidiaries.  All significant inter-company balances and transactions have been eliminated. Effective from January 1, 2009 the company changed its functional and reporting currency from Canadian dollars to US dollars. All of the company’s revenue and the majority of its expenditures are transacted in US dollars.

Changes in Accounting Policies

The Company has chosen to early adopt the amendments to CICA 3855, Financial Instruments – Recognition and Measurement applicable to embedded pre-payment options. Prepayment options that are embedded in a host debt instrument are closely related and do not require bifurcation and accordingly are recognized at fair value, if the options exercise price is approximately equal to the amortized cost of the debt instrument on each exercise date or the exercise price of a prepayment option reimburses the lender for an amount up to the approximate present value of lost interest for the remaining term of the host instrument. This assessment of whether an embedded call or put option is closely related to the host debt instrument is made before separating any equity element of a convertible debt instrument.  The impact of early adopting this amendment has resulted in the prepayment features embedded in the convertible note issued in the first quarter of 2010 to not require bifurcation (see Note 5).

Future Accounting Changes

In February 2008, the Canadian Accounting Standards Board confirmed the transition from Canadian GAAP to IFRS for all publicly accountable entities no later than fiscal years commencing on or after January 1, 2011. As a result, throughout 2009, the Company undertook a detailed review of the implications of having to report under IFRS and also examined the alternative available to the Company, as a Foreign Private Issuer in the United States and

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2010
All dollar amounts are in United States Dollars unless otherwise stated

Australia, of filing the primary financial statements in Canada using US GAAP, as permitted by the Canadian Securities Rules.

In carrying out this evaluation, we considered many factors, including, but not limited to (i) the changes in accounting policies that would be required and the resulting impact on our reported results and key performance indicators, (ii) the reporting standards expected to be used by many of our industry comparables, and (iii) the financial reporting needs of our market participants, including shareholders, lenders, rating agencies and market analysts.

As a result of this analysis, the Company has determined that it would adopt US GAAP as the primary basis of financial reporting with the first reporting period beginning after January 1, 2010. On further review of this the Company has deferred the adoption of US GAAP until January 1, 2011.  The Company has already commenced planning and implementation of this transition and the adoption of US GAAP is not anticipated to have a material change on the accounting policies or financial results, except for the reporting differences disclosed in note 17 of the 2009 consolidated financial statements.

Significant Accounting Policies

Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year.  Critical accounting estimates used in the preparation of the consolidated financial statements involve judgement and are, or could be, affected by significant factors that are beyond management’s control.  Actual results could differ from these estimates.

Cash
Over 80 percent of the Company’s cash is comprised of cash deposited with two major financial institutions in Canada, in interest bearing bank deposit accounts.  The remaining cash is held in bank deposit accounts in Vietnam, Malaysia, New Zealand and the Philippines.

Mineral properties
The Company’s recoverability of the recorded value of its mineral properties and associated deferred expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realisation through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors, including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

The Company records its interests in mineral properties and areas of geological interest at cost.  All direct and indirect costs, comprised of cash paid and/or the assigned value of share consideration, relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment.  The capitalized cost of the mineral properties is tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized if it is determined that the carrying amount is not recoverable and exceeds fair value.  The net proceeds from the sale of a portion of a mineral project which is sold before that project reaches the production stage will be credited against the cost of the overall project.  The sale of a portion of a

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2010
All dollar amounts are in United States Dollars unless otherwise stated

mineral project which has reached the production stage will result in a gain or loss recorded in the statement of operations.  Mineral properties are amortized on the basis of units produced in relation to the proven and probable reserves available on the related project following commencement of commercial production.  The recorded amount may not reflect recoverable value as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Asset Retirement Obligations

Asset Retirement Obligations (ARO) occur as a result of the acquisition, development or construction and normal operation of mining property, plant and equipment, due to government controls and regulations protecting the environment and public safety on the closure and reclamation of mining properties.  The recorded ARO reflects the expected cost, taking into account the probability of particular scenarios.  The difference between the upper and lower end of the range of assumptions can be significant; and, consequently, changes in assumptions could have a material impact on the fair value of the ARO and future earnings in the period of change.  Estimates of cash flow earlier in the mine life are more subjective and significant estimates and judgements are made when estimating the fair value of AROs.   Additionally, it is reasonably possible that circumstances could occur during or by the end of the mine life that will require material revisions to the AROs.    Management prepares estimates of the timing and amounts of the cash flows when an ARO is incurred.   Many factors can cause the expected cash flows to change such as, but not limited to, changes in regulations, laws or enforcement, mine life changes, new facilities, or changes in reserves.

The Company recognizes the fair value of an asset retirement obligation as a liability, in the period of disturbance or acquisition associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets.  The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of that asset.  The fair value of the asset retirement obligation is estimated using the expected cash flow approach discounted at a credit-adjusted risk-free interest rate.  Subsequent to the initial measurement, the asset retirement obligation is adjusted to reflect the passage of time or changes in the estimated future cash flows underlying the obligation.  Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method.  Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the long-lived asset that is depreciated over the remaining life of the asset.

Deferred exploration and development costs
The Company defers all exploration and development expenses relating to mineral projects and areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment.  These costs will be amortized over the proven and probable reserves available on the related property following commencement of production.

Foreign currency translation
The monetary assets and liabilities of the Company that are denominated in currencies other than the United States dollar are translated at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates.  Revenues and expenses are translated at the average exchange rate for the year.  Exchange gains and losses arising on translation are included in the statement of operations. Effective from January 1, 2009 the Company changed its functional and reporting currency from Canadian dollars to US dollars. All of the Company’s revenue and the majority of its expenditures are transacted in US dollars.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2010
All dollar amounts are in United States Dollars unless otherwise stated

Property, plant and equipment
The Company records building, plant, equipment, and infrastructure at cost. Buildings, plant, equipment, and infrastructure involved in service, production and support are amortized, net of residual value, using the straight-line method, over the estimated productive life of the asset.  Productive lives for these assets range from 3 to 10 years, but the productive lives do not exceed the related estimated mine life based on proven and probable reserves.  Computer hardware and software is amortized using the straight-line method over three years.

In the normal course of its business, the Company has entered into certain leasing arrangements whose conditions meet the criteria for the leases to be classified as capital leases. For capital leases, the Company records an asset and an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments over the lease term. In the case of all our leasing arrangements, there is transfer of ownership of the leased assets to the Company at the end of the lease term and therefore the Company amortizes these assets on a basis consistent with other owned assets.

Asset impairment – Long-lived assets
The Company reviews and evaluates the carrying value of its mineral properties, property, plant and equipment and deferred exploration and development costs for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable.  In assessing the impairment for these assets, if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded on a discounted basis.  All long-lived assets at a particular operation or project are combined for purpose of performing the recoverability test and estimating future cash flows.  Future cash flows are based on management’s best estimates of future recoverable mine production, expected sales prices (considering current and historical prices), production levels and costs and further expenditures. These cash flows are subject to significant measurement uncertainty and material write-downs could occur if actual results differed from the estimates and assumptions used.

Stock-based compensation
In accordance with Section 3870, the Company uses the fair-value method of accounting for stock options granted to employees and directors.  Under this method, the fair value of stock options is estimated at the grant date and is recognized as an expense over the vesting period.  Significant assumptions used under the Black-Scholes valuation model, which is used to calculate the fair value of the options, include the expected term and stock price volatility.  The term assumption represents the average estimated length of time that the option would remain outstanding before being exercised or forfeited.  The Company has used historical data to determine volatility in accordance with the Black-Scholes model.  For any assumptions used in option valuation, we update our historical data used to calculate specific assumptions such as expected term, volatility and forfeiture rates and we also update any assumptions that require current market data on an ongoing basis.

The majority of the Company’s stock options vest on the passage of time and continued service requirements.   Compensation expense is recognized for these options based on the best estimate of the number of options that are expected to eventually vest and the estimate is revised, if necessary, if subsequent information indicates the expected number of options that vest are likely to differ from initial estimates. The Company applies an estimated forfeiture rate when calculating the expense.  Any consideration paid upon the exercise of stock options or warrants plus any previously recognized amounts in contributed surplus is credited to common shares.

Until June 30, 2008 the Company had a bonus share program that allowed non-executive employees to elect to take their bonus in either cash or double the cash amount in common shares.  If the employee chose the share bonus, the common shares will be received one year after the last day of the bonus period.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2010
All dollar amounts are in United States Dollars unless otherwise stated

If the employee chose the cash bonus, the cash is received within the same fiscal year. If an employee terminates employment before the one year of service, the bonus reverts back to cash without double up and is paid out on termination.  The cash portion of the bonus is recognized as a liability, on a quarterly basis, as the employee services are performed. If the employee elected to be paid in common shares, a further share based equity award is recognized based on the market price of the Company’s shares at the date of grant and is recognized over the one year additional service period as compensation expense and contributed surplus.  On the issuance of the shares, the liability plus amounts in contributed surplus are credited to common shares.

Stock-based cash settled transactions

The transactions involving the issuance of vested and vesting warrants associated with the 2010 convertible note issue and the warrants to the agent under an offering is measured initially at fair value at the grant date using a binomial model, taking into account the terms and conditions upon which the instruments were granted.  The contractual life of each warrant is four years.

Loss per share
Basic loss per share is calculated using the weighted-average number of common shares outstanding during the period.

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on earnings per share is determined assuming that proceeds received on exercise would be used to purchase common shares at the average market price during the period.  As there is currently a loss per share, there is no dilutive effect from any of the outstanding options and warrants.

Income taxes
Income taxes are recorded using the liability method.  Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stripping Costs
Stripping costs incurred during the production phase of a mine are accounted for as variable production costs that are included in the costs of the inventory produced during the period that the stripping costs are incurred.

Revenue Recognition
Revenue from the sale of gold and by-products, such as silver, are recognized when; (i) the significant risks and rewards of ownership have been transferred, (ii) reasonable assurance exists regarding the measurement of the consideration that will be derived from the sales of goods, and the extent to which goods may be returned, and (iii) ultimate collection is reasonably assured. The risks and rewards of ownership for the gold and silver reside with the Company until the point that gold and silver are confirmed as sold by the Company’s agent. From June 28, 2010 gold is sold on the spot market in US dollars via Auramet Trading, LLC  Fort Lee, New Jersey.  This change applies only to gold sales and silver continues to be sold at the silver-fixing of the London

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2010
All dollar amounts are in United States Dollars unless otherwise stated

Bullion Market in US dollars as prescribed under the existing sales contract.  This change in gold sales process is due to the off-take agreement which is a component of the recently finalized private placement of gold delivery notes.  Previously, the realized sales price per troy ounce of gold was the AM-fixing of the London Bullion Market in US dollars as prescribed under the sales contract.

For accounting purposes, the refining and transport charges are classified as part of cost of sales and revenues from by-products are netted against cost of sales.

Inventory
Inventory is comprised of ore in stockpiles, operating supplies, doré bars and gold in circuit and is recorded at the average cost, determined from the weighted average of the cost of similar items at the beginning of a month and the cost of similar items added during the month. Doré bars and gold in circuit inventory cost includes the laid-down cost of raw materials plus direct labour and an allocation of applicable overhead costs. Gold in circuit inventory represents gold in the processing circuit that has not completed the production process, and is not yet in a saleable form.

Ore in stockpiles is measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and estimated metallurgical recovery rates (based on the expected processing method). Costs are allocated to a stockpile based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization relating to mining operations, and removed at the stockpiles average cost per recoverable unit.

The Company values finished goods, ore in stockpiles and gold in circuit at the lower of cost or net realizable value.

Interest
Interest cost is considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. The Company capitalizes interest costs to assets under development or construction while development or construction activities are in progress. Capitalizing interest costs ceases when construction of the asset is substantially complete and it is ready for its intended use.  In that case, the specific interest rate is used as well as the weighted average interest rate on other obligations if the asset expenditures exceed the specific borrowing.

Financial Instruments
Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.
The fair value hierarchy established by Section 3862 Financial Instruments – Disclosures (‘‘Section 3862’’) establishes three levels to classify the inputs to valuation techniques used to measure fair value and is harmonized with disclosure requirements included in ASC Subtopic 820-10 on financial instruments under US GAAP. The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2010
All dollar amounts are in United States Dollars unless otherwise stated

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Cash
Cash is classified as held-for-trading and recorded at fair value.  The fair value is calculated using published price quotations in an active market, where there is one.  Otherwise fair value represents cost plus accrued interest, which is reasonable given its short-term nature.

Accounts Receivables, Accounts Payable, Accrued Liabilities and Capital Leases
These are classified as loans and receivables or as other financial liabilities all of which are measured at amortized cost.

Long-term debt

Long-term debt is classified as other financial liabilities and accounted for at amortized cost.  Broker transaction costs related to issuing debt are netted against the loan facility.

Convertible Notes

The components of the Convertible Note that exhibit characteristics of a liability are recognised at fair value as a liability in the balance sheet, net of transaction costs and is subsequently accounted for at amortized cost.  The equity components (warrants and conversion features) are valued using a binomial option pricing model.  The residual amount is assigned to the liability component and is accreted to face value over the life of the debt. The carrying amount of the warrant and conversion features are not re-measured in subsequent periods.

The remainder of the proceeds is allocated to the convertible note debt that is recognized and included in term liabilities, net of broker transaction costs.

Interest on the liability component of the convertible note is recognized as an expense in the income statement.

Transaction costs apportioned between the liability and equity components of the convertible note based on the allocation of proceeds to the liability and equity components when the instrument is first recognised.

Gold Loan Notes

The components of the gold note that exhibit characteristics of a derivative, being those that fluctuate in accordance with gold price movements, are recognised at fair value as a derivative liability at the date of issue. The derivative liability is revalued at each reporting date with the corresponding movement in value being reflected in the income statement. The equity components (attached warrants) are valued using the Black Scholes option pricing model after taking account of relevant inputs.

The remainder of the proceeds is allocated to the gold note debt that is recognized and included in term liabilities, net of an allocated portion of broker transaction costs, and is accreted to face value over the life of the debt on an effective yield basis.

Interest on the liability component of the gold note is recognized as an expense in the income statement.

Transaction costs are apportioned between the liability, equity and derivative components of the gold note based on the allocation of proceeds to the liability, equity and derivative components when the instrument is first recognised.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2010
All dollar amounts are in United States Dollars unless otherwise stated

3. Mineral Properties and Deferred Exploration and Development Costs

	Mineral Properties		Deferred Exploration and Development Costs
	September 30 2010	December 31 2009	September 30 2010	December 31 2009
Bong Mieu(2)	$3,220,670	$3,219,595	$14,547,593	$11,270,751
Phuoc Son(3)	4,995,064	4,993,450	18,289,973	15,465,134
North Borneo Gold	31,276,437	-	903,821	-
Binh Dinh NZ Gold	1,307,890	-	312,789	-
GR Enmore	550,000	-	-	-
OYM-VN	-	-	914	914
	41,350,061	8,213,045	34,055,090	26,736,799
Accumulated amortization (1)	(1,549,280)	(1,009,693)	(3,621,206)	(1,687,746)

Total	$39,800,781	$7,203,352	$30,433,884	$25,049,053

(1)	Accumulated amortization relates to the Bong Mieu Central Mine which commenced commercial production on October 1, 2006 and the Phuoc Son mine which commenced commercial production on October 1, 2009.
(2)	Deferred exploration and development costs include net revenues and costs associated with ore mined and processed during the period prior to commercial operations of $95,637 for the 2009 year.
(3)	Deferred exploration and development costs are net of revenues and costs associated with ore mined and processed during the period prior to commercial operations of $3,056,091 for the 2009 year.

Bong Mieu Gold Property

The Company holds Mining and Investment Licenses covering thirty square kilometres within the Bong Mieu gold property area. The Investment License covers three deposits: Bong Mieu Central Gold mine (an open pit), Bong Mieu Underground (an underground deposit) and Bong Mieu East (a potentially open-pit deposit). Olympus acquired this project in 1997.  Olympus owns 80 percent and the Company’s Vietnamese partner owns twenty percent of the Bong Mieu property. The Company constructed the Bong Mieu Central open pit mine and associated infrastructure in 2005 and 2006, and commercial gold production commenced in the fourth quarter of 2006.  The Company placed the Bong Mieu Underground project into production effective April 1, 2009 on substantial completion of the plant installation which enabled commercial production of Bong Mieu Underground to commence.  In 2009 the Company paid a two percent royalty based on eighty percent of the revenues of Bong Mieu Central to Zedex Minerals Limited.  Following the amalgamation of Zedex and Olympus this royalty obligation no longer exists.  The Company pays the Vietnam Government a three percent net smelter return royalty equal to three percent of the sales price when the gold is smelted in Vietnam.

Phuoc Son Gold Property

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2010
All dollar amounts are in United States Dollars unless otherwise stated

The Company holds an 85 percent interest in the Phuoc Son Gold Project with a focus of exploration, development and production of gold and other potential minerals in the specified project area, located in Phuoc Son and Nam Giang districts in the Quang Nam Province.   In 2003, the Company's subsidiary, New Vietnam Mining Company ("NVMC"), entered into a joint venture with Mien Trung Industrial Company ("Minco"), a mining company controlled by the local provincial government, to form the Phuoc Son Gold Company ("PSGC"). PSGC has an investment license on the Phuoc Son property. NVMC's initial interest in PSGC is 85 percent and Minco has a 15 percent interest. After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15 percent to 30 percent if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50 percent if Minco chooses to acquire such additional 20 percent interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties.   If Minco does not proceed on exercising its right of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest.

The Phuoc Son Gold Property was put into commercial production in the fourth quarter of 2009.

Ore mined from Phuoc Son is currently being trucked to the Bong Mieu processing facility under a trucking permit.  The Phuoc Son mining license received mid September 2009 and effective to December 31, 2010 includes amongst others permission to truck a specified volume of ore from Phuoc Son to Bong Mieu during the full license period.

The Company pays the Vietnam Government a fifteen percent net smelter return royalty equal to fifteen percent of the sales price when the gold is smelted in Vietnam.

North Borneo Gold Property

During the third quarter of 2010, the Company purchased an additional 12.5% interest in North Borneo Gold Sdn Bhd. The Company therefore currently holds an effective 62.55 percent interest in the Bau Gold Project, in Joint Venture with the Malaysian mining group, Gladioli Enterprises Sdn Bhd. Pursuant to the Bau Agreement, Olympus is the project operator.

The Bau Gold Project comprises consolidated Mining and Exploration tenements within the historic Bau Goldfield, in Sarawak, East Malaysia.

Pursuant to JV with a local Malaysian company, Olympus may earn majority interest by funding exploration up to “Decision to Develop”. Since commencement of the JV, Zedex has explored the central goldfield area and Olympus, following the amalgamation with Zedex, has now taken over operation of that project.

The Company has agreed to acquire a further 31%, in addition to 12.5% acquired during the quarter, from the local Malaysian joint venture partner to be settled in tranches with final completion on September 30, 2012.  As a condition of settlement of Tranche 2, the Joint Venture agreement has been revised. The revisions deal with a number of operational and governance matters.  Further information about the acquisition can be found in note 14.

Binh Dinh NZ Gold Property

The Company holds a 75 percent development interest in the Tien Thuan Gold Project in Binh Dinh Province, Central Vietnam.

The Tien Thuan Gold Project lies some 50 km West of the port city of Quy Nhon in Binh Dinh Province. The project area broadly encompasses about 100 km2 of hilly terrain containing

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2010
All dollar amounts are in United States Dollars unless otherwise stated

numerous hard rock and alluvial gold occurrences, within and peripheral to a large, multiphase intrusive complex of predominantly felsic composition.

The Binh Dinh Provincial Government has granted an Investment Certificate to the Olympus subsidiary: Binh Dinh New Zealand Gold Company (BNG). Pursuant to the Investment Certificate, Olympus may earn 75% equity in the Tien Thuan Project, by funding exploration through to completion of a bankable feasibility study (such funding to be repayable from future profits). Upon reaching a “decision to mine”, project development will be jointly funded on a pro-rata basis.

GR Enmore Pty Limited

The Company holds a 100% interest in the Enmore Gold Project in north western New South Wales, Australia.

The Enmore Gold Project covers approximately 325 km2 within the Enmore-Melrose Goldfield.  The Company holds a 100% interest in two exploration licenses covering 290km2 and is earning an 80% interest in two exploration licenses covering 35 km2.

4. Asset Retirement Obligation

	Nine Mths Ended September 30 2010	Year Ended December 31 2009
Balance, beginning of the period	$974,726	$1,159,905
Liabilities incurred	560,895	(168,339)
Liabilities settled	(10,868)	(129,640)
Foreign exchange	-	6,275
Accretion	60,901	106,525
Balance, end of the period	1,585,654	974,726
Current portion	219,804	204,716
Non-current portion	$1,365,850	$770,010

The asset retirement obligation relates to the Bong Mieu and Phuoc Son properties in Vietnam.  The Company estimates the cost of rehabilitating the sites at $1,585,654 over the next 8 years. Such estimated costs have been discounted using a credit adjusted risk-free rate of 6.9 percent.

The $1,585,654 will be spent as follows: 2010 – $219,804; 2011 – $276,074; 2012 – $157,725; 2013 – $528,478; 2014 – $378,223; and 2015 and thereafter – $24,350.

5. Interest Bearing Loans and Borrowings

9% Convertible Notes (Unsecured).

On March 26, 2010 the Company closed a convertible subordinated unsecured note (“Convertible Notes”). The Convertible Notes bear interest at 9% per annum, payable semi-annually in arrears and have a face value of CAD$12,750,000.  The Convertible Notes are due for redemption at 100% of their principal amount in 2014 unless converted to common shares prior to this date at the option of the note holder.  If the Convertible Notes are redeemed, each note holder is entitled to receive the accrued and unpaid interest to the date of conversion.  Each Convertible Note in the principal amount of CAD$1,000 is convertible into common shares at CAD$0.42 per common share.  The company has the option, after a period of six months from the closing date to redeem

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2010
All dollar amounts are in United States Dollars unless otherwise stated

the Convertible Notes for cash amount equal to the outstanding principal plus the accrued and unpaid interest plus an additional amount of cash intended to reimburse the holder for lost interest.  A redemption occurring 18 months after closing requires stock price and volume targets to be met.  If met, the Convertible Notes can be redeemed for a cash amount equal to the outstanding principal plus accrued and unpaid interest plus a redemption fee of 9% of the principal amount then outstanding. Each unit of Convertible Note also consists of two separate common stock warrants.  A vested warrant that is fully vested and immediately exercisable at an exercise price of CAD$0.50 per warrant share and a vesting warrant that is exercisable, subject to vesting upon early redemption of the Convertible Notes, for two common shares at an exercise price of CAD$0.42 per warrant share.  On the valuation date the value of the liability component of the convertible notes was determined to be $6.4 million, net of transaction costs.  The conversion option was valued at $3.2 million net of transaction costs and the warrants were valued at $1.6 million net of transaction costs.  The Company also issued broker warrants which were valued at $0.3 million and have been recorded as part of the transaction cost.

The Convertible Notes require the Company to meet certain covenants, all of which had been met as at September 30, 2010.

•	The Company shall not issue any additional convertible notes for eighteen (18) months after the Closing Date unless they first offer such notes to the Holders of the Notes.

•	The Notes also contain covenants (including customary affirmative and negative covenants), anti-dilution provision and other provisions that are customary for transactions of this nature.

•	The Agent and each Holder will not sell short any Common Shares prior to delivery to the Company of a Conversion Notice of their respective Notes into Units.

8% Redeemable Promissory Notes (Gold Loan)

On June 21, 2010 the Company announced that it had consummated a private placement memorandum consisting of (i) a senior secured redeemable gold delivery promissory note (“Gold Loan”) and (ii) common stock purchase warrants.  The Gold Loan is secured by certain assets of the Company and guarantors.

The Gold Loan has a face value of US $21,960,000. It was issued in US $10,000 units, bears interest at 8% per annum and is payable semi-annually in arrears. The Gold Loan initially obligates the Company to deliver (subject to adjustment) and aggregate of approximately 24,400 ounces of gold (at US $900 per ounce). The Gold Loan matures on May 31, 2013, and requires various quantities of gold to be deposited in trust at regular six monthly intervals leading up to the maturity date.  The amount of gold that must be deposited is established by reference to a Gold Price Participation Arrangement (“GPPA”). Under certain conditions, the GPPA allows the Company to proportionally reduce the quantity of gold it has to deposit in trust. For gold prices between US $900 and US $1,200 per ounce, payment volumes are altered so that the Company’s repayment obligation to repay the loans will not be affected by any changes in gold prices.  However, volumes of gold payments are frozen if the price of gold falls below US $900 (the Company being protected from having to deliver more gold) or exceeds US $1,200 per ounce (the Company then being forced to give away a capped volume and thus value to the note holders) so option terms the Company has a written put when gold prices are below US $900 per ounce and written call option when they are above US$1,200 per ounce.

The common stock purchase warrants offered with the Gold Loan are exercisable for a number of shares of common stock in the Company equal to 20% of the stated or deemed principal amount

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2010
All dollar amounts are in United States Dollars unless otherwise stated

of the issued notes divided by CAD $0.60.  Each warrant entitles the holder to purchase 3,470 of common stock. The warrants are fully vested, are exercisable in whole or in part at CAD $0,60 per share, and have been accounted for as equity.

A one off provision for the early redemption of the Gold Loan on November 30, 2011 exists. If exercised, the Company on this redemption date will be required to pay all accrued but unpaid interest on the outstanding stated or deemed principal amount of the Gold Loan and an additional amount, in one lump sum that is equal to 12% of the outstanding stated or deemed principal amount of the Gold Loan.

On the date of issuance, the value of the Gold Loan, net of transaction costs, was determined to $18.189 million.

As part of this offering, the Company issued broker warrants which were valued at $0.252 million and have been recorded as part of the transaction cost.

The Gold Loan Notes require the Company to meet certain covenants, all of which had been met as at September 30, 2010.

The Company must obtain the approval of the Holders of the Notes for:

•
Any indebtedness incurred twelve months after the closing date (except in relation to deferred price payments associated with North Borneo Gold Sdn Bhd) or in excess of CAD $75 million at any time during the period that the Notes are outstanding that is outside the ordinary course of business;

•
Lend money to any person in excess of CAD $2 million other than investments in selected governments and; financial institutions with a combined capital and surplus in excess of $200 million;  accounts receivable in the normal course of business and any transactions with Guarantors noted in the Intercompany Subordination Agreement that was signed as part of the Gold Notes arrangement, and

•	Incurrence of capital expenditures of CAD $100 million or more in any one year.

6. Property, Plant & Equipment

	September 30, 2010			December 31, 2009
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Building	$946,963	$766,443	$180,520	$917,564	$605,271	$312,293
Leasehold improvements	125,821	112,159	13,662	123,433	104,234	19,199
Machinery and equipment	10,975,896	5,464,093	5,511,803	9,060,946	3,883,501	5,177,445
Office equipment, furniture and fixtures	1,423,477	903,674	519,803	987,863	719,380	268,483
Vehicles	405,909	339,027	66,882	370,251	307,426	62,825
Infrastructure	4,716,047	2,698,849	2,017,198	4,422,529	1,831,897	2,590,632
Capital Assets in progress	7,567,977	-	7,567,977	999,861	-	999,861
	$26,162,090	$10,284,245	$15,877,845	$16,882,447	$7,451,709	$9,430,738

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2010
All dollar amounts are in United States Dollars unless otherwise stated

7. Capital Stock

Capital Management

The Company defines capital that it manages as its shareholders equity.  In the past year, the Company has raised cash by issuing equity instruments. The Company’s objectives when managing capital are to safeguard the entity’s ability to continue as a going concern, so that it has the ability to provide returns for shareholders in the future and support its long term growth strategy.

The Company’s capital structure reflects the requirements of a company focused on significant growth in a capital intensive industry.  The Company may face lengthy development lead times, as well as risks associated with raising capital, rising capital costs and timing of project completion because of the availability of resources, permits and other factors beyond control.  The operations are also affected by potentially significant volatility of the gold mineral cycles.

The Company continually assesses the adequacy of its capital structure and makes adjustments within the context of its strategy, the mineral resources industry, economic conditions and the risk characteristics of our assets.  To adjust or maintain the capital structure, the Company may obtain additional financing or issue new equity instruments.

The Company, at this stage, manages its capital structure by performing the following:
•	Maintaining a liquidity cushion in order to address the operational and/or industry disruptions or downturns;
•	Preparing detailed budgets by project that are approved by the Board for development, exploration and corporate costs;
•	Routine internal reporting and Board meetings to review actual versus budgeted spending; and
•	Detailed project financial analysis to determine new funding requirements.

At September 30, 2010, the Company has convertible debt and gold loan debt totalling $24,628,021 and a cash balance of $15,146,649 [December 31, 2009 - $5,718,725]. This exceeds the Company’s preferred minimum liquidity cushion.

Total managed capital as at September 30, 2010 was $72,156,174 [December 31, 2009 - $48,314,083].  The Company has no obligation to pay dividends on share capital.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2010
All dollar amounts are in United States Dollars unless otherwise stated

a) Common Shares

The Company is authorized to issue an unlimited number of common shares with one vote per share and no par value per share. The following table shows movements in the capital stock of the Company for the year ended December 31, 2009 and the nine month period ended September 30, 2010.

	Number of Shares	Amount $
Common shares, January 1, 2009	232,423,101	$88,904,501

Bonus common shares issued	784,480	$343,537
Private Placement (1) Common shares issued Exercise of options (2) Share issue costs (1)	16,216,216 52,734 18,982,248 -	$3,000,000 3,375 5,221,326 $(154,736)
Common shares, December 31, 2009	268,458,779	$97,318,003

Common shares issued (3) Common shares issued (4) Exercise of options	54,226,405 951,703 628,631	$14,759,776 293,526 348,149
Common shares, September 30, 2010	324,265,518	$112,719,454

(1)
In May 2009 the company completed a non-brokered private placement of 16,216,216 shares at a price of US$0.1850 per share, for gross proceeds of $3,000,000 and net proceeds of $2,845,264.  Agents for the private placement were paid a cash commission of 5% of the gross proceeds of the placement.

(2)	In December 2009 officers of the Company exercised most of their 2009 options.
(3)
On January 12, 2010 Olympus Pacific Minerals Inc (Olympus) and Zedex Minerals Ltd (Zedex) amalgamated their business and Olympus Pacific Minerals Inc took control.  The amalgamation was effected with a record date of January 19, 2010, at that time Zedex Shareholders shares were cancelled and they were allocated 1 common share in Olympus in exchange for 2.4 common shares in Zedex.  The consideration for the amalgamation was valued at $15,206,478 which was settled by way of shares.  This resulted in 54,226,405 new common shares in Olympus being issued and 65,551,043 common shares which were formerly held by Zedex being redistributed to former Zedex shareholders.  The shares were issued on January 25, 2010.

(4)	The Company issued 951,703 common shares in settlement of AUD$319,335 consultancy fee related to the amalgamation with Zedex.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2010
All dollar amounts are in United States Dollars unless otherwise stated

The following table shows movements in contributed surplus of the Company for year ended December 31, 2009 and the nine-month period ended September 30, 2010.

	September 30 2010	December 31 2009
Balance, beginning of the period	$6,938,486	$6,631,296
Options granted and vested during the period Options exercised during the year	2,270,694 (332,241)	3,569,313 (3,018,645)
Bonus common shares issued
Tax recovery on expiry of warrants
Warrants issued and vested during the period
Conversion option
Vested warrants
Gold loan warrants
Broker warrants
Premium on increased investment in subsidiary
Costs of issue
	- - 289,897 3,218,000 1,624,800 704,000 251,663 (5,053,351) (20,000)	(149,851) (93,627) - - - - - - -
Balance, end of the period	$9,891,948	$6,938,486

b) Stock Options

On June 7, 2007, the shareholders approved a new stock option plan to replace the existing plan.  Under the plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company.  The maximum number of shares that may be issued under the plan is 12 percent (on a non-diluted basis) of the Company’s issued and outstanding shares.  Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

The following table provides a summary of the stock option activity for the year ended December 31, 2009 and nine-month period ended September 30, 2010.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2010
All dollar amounts are in United States Dollars unless otherwise stated

	September 30, 2010		December 31, 2009
	Number of Options	Weighted Average Exercise Price $CAD	Number of Options	Weighted Average Exercise Price $CAD
Outstanding, beginning of the period	18,212,496	0.50	19,589,184	0.52
Granted	18,395,716	0.50	20,755,560	0.12
Exercised	(2,880,000)	0.32	(18,982,248)	0.12
Cancelled/ Expired	(1,577,982)	0.48	(3,150,000)	0.43
Outstanding, end of the period	32,150,230	0.69	18,212,496	0.50
Options exercisable at the end of the period	24,894,796	0.50	15,531,262	0.51

The following table summarizes information about the stock options outstanding as at September 30, 2010.
Options Outstanding				Options Exercisable
Range of Exercise Prices $CAD	Number Outstanding As at September 30, 2010	Weighted Average Remaining Life (years)	Weighted Average Exercise Price $CAD	Number Exercisable As at September 30, 2010	Weighted Average Exercise Price $CAD
$0.12	1,518,180	3.26	0.12	1,645,746	0.12
$0.30 - 0.39	650,000	0.23	0.35	650,000	0.35
$0.40 - 0.49	14,943,882	2.98	0.57	9,877,549	0.41
$0.50 - 0.59	3,500,667	0.85	0.57	3,500,667	0.57
$0.60 - 0.69	6,600,000	2.53	0.62	4,283,333	0.64
$0.70 – 0.79	4,000,000	1.51	0.75	4,000,000	0.75
$0.80 – 0.89	833,334	2.29	0.84	833,334	0.84
$0.90 – 0.92	104,167	1.58	0.92	104,167	0.92
	32,150,230		0.69	24,894,796	0.50

During the nine-month period ended September 30, 2010, 18,395,716 options were issued and valued for accounting purposes, at $3,721,649.  These options have various exercise price of between CAD$0.40 and CAD$0.92.  The exercise price of these and most of the other outstanding options was determined based on the Volume Weighted Average Price (VWAP) which is the listing of the stock activities for five business days from the grant date.  The vesting period for the most of the remaining outstanding options is: 1/3 on date of grant; 1/3 after 12 months from the grant date and another 1/3 after 24 months from the grant date.

The total share compensation expense recognized for stock options during the nine-month period ended September 30, 2010 is $1,823,993 [2009 - $3,569,314].

c) Warrants

The following table shows movements in number of warrants of the Company for the year ended

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2010
All dollar amounts are in United States Dollars unless otherwise stated

December 31, 2009 and the nine-month period ended September 30, 2010.

	September 30, 2010		December 31, 2009
	Number of Warrants	Weighted Average Exercise Price $CAD	Number of Warrants	Weighted Average Exercise Price $CAD
Outstanding, beginning of the period	-	-	19,554,716	0.80
Granted – Vested Warrants2	15,178,559	$0.50	-
Granted – Broker Warrants	2,428,571	$0.50
Granted – Agent Warrants	2,668,750	$0.60
Granted – Gold Loan Warrants3	2,196	$2082
Exercised	-	-	-
Expired1	-	-	(19,554,716)	0.80
Outstanding, end of the period	20,278,076	$0.51	-	-

1.   The warrants that expired in 2009 related to the August 10, 2007 private placement.
2.  A further 15,178,559 vesting warrants have been issued which only vest in the event of early redemption of the convertible note described in Note 5. In that event the vested warrants are no longer exercisable.
3.   Gold loan warrants were issued in June 2010. Each gold loan warrant entitles the holder to purchase 3,140 common shares at an exercise price of CAD$0.60 each.  The Company has thus issued 2,196 warrants for the purchase of 7,620,120 common shares.

d) Bonus Share Program for Non-Executive Employees

In 2008, for the bonus period from July 15, 2007 to January 15, 2008, employees who opted for their bonus to be paid in common shares are entitled to receive, subject to 1 year service requirement, 366,600 common shares on January 15, 2009.  On the grant date, the fair value of the 2007 incremental share award including the cash bonus is $176,600.

The total compensation expense recognized for the bonus share program for the three-month period ended September 30, 2010 was nil [2009 - $nil].

f)  Deferred Share Units

In second quarter 2008, the Company set up a deferred share unit plan for the non-executive members of the Board of Directors.  Under this plan, fees are paid as deferred share units [“DSUs”] whose value is based on the market value of the common shares.   Under terms of the plan, the DSU plan will be an unfunded and unsecured plan.   The deferred share units are paid out in cash upon retirement/resignation.  The value of DSU cash payment changes with the fluctuations in the market value of the common shares.   Compensation expense for this plan is recorded in the year the payment is earned and changes in the amount of the deferred share unit payments as a result of share price movements are recorded in management fees and salaries in the Consolidated Statements of Operation in the period of the change.  Total DSUs granted as at September 30, 2010 were 712,070 units.  No DSUs were granted during the nine month period ended September 30, 2010.  Liabilities related to this plan are recorded in accrued liabilities in the Consolidated Balance Sheet and totalled $359,871 as at September 30, 2010.  Compensation expense related to this plan for the nine month period ended September 30, 2010 was $156,611.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2010
All dollar amounts are in United States Dollars unless otherwise stated

8. Related Party Transactions

The Company entered into the following related party transactions:

	Three month period ended Sept 30		Nine month period ended Sept 30
	2010	2009	2010	2009
Consulting & legal fees	56,515	35,009	270,738	90,632
Management fees	316,604	259,813	916,482	690,948
Reimbursement of expenses	139,598	83,226	416,844	162,375
Royalties	-	37,569	-	94,447

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. The above figures represent amounts either paid or accrued.

Consulting and legal fees

Consulting services provided by Jura Trust and Spencer Enterprises Limited which is associated with John Seton, a director of the Company. Legal services provided by Claymore Partners up to 30 June 2010 (John Seton was a principal until 31 March 2010 and a director until 30 June 2010). The services provided are not under contract as the consulting and legal services are provided when required. Legal services are provided by Gowling Lafleur Henderson LLP, where Louis Montpellier is a partner. The services provided are not under contract as the consulting and legal services are provided as required.

Management fees and reimbursement of expenses

Management fees and reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company.   The companies that were paid for management fees and reimbursement of expenses include the following: Orangue Holdings Limited and Dason Investments associated with David Seton in 2010 and 2009; Momentum Resources International Pty Limited associated with Colin Patterson in 2009; Wholesale Products Trading Limited associated with Peter Tiedemann in 2010 and  2009; Action Management Limited associated with Charles Barclay in 2010 and 2009, Cawdor Holding Limited associated with Russell Graham in 2010 and 2009; Lloyd Beaumont Trust associated with Paul Seton in 2010;  Whakapai Consulting Ltd associated with Jane Bell in 2010 and Jura Trust Limited associated with John Seton in 2010. Expenses that were reimbursed include the following costs: airfare, accommodation, meals, car rental, telecommunications, computer, training courses, conferences and licenses.

Royalties

On January 1, 2006, Zedex (a significant shareholder of the Company) was assigned a 2 percent gross production royalty, on the Bong Mieu sales, less incremental costs when Ivanhoe assigned to Zedex all its rights, title and interest in and to the debt, gross production royalties and royalty agreement.  The royalty is calculated as 2 percent of the net sales amount equal to the revenues for gold and silver less refining and delivery costs.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2010
All dollar amounts are in United States Dollars unless otherwise stated

In January 2010 Zedex and Olympus amalgamated their business and all royalty obligations ceased.

Rent

The Company sublets office space in Toronto, Canada, on a month to month basis to a company with two directors in common with Olympus Pacific Minerals Inc.  The Company receives rental income at open market rates for this office space.

9. Commitments and Contractual Obligations

As at September 30, 2010
Payment Due	Total	Less than one year	Year 2	Year 3	Year 4	Year 5 and thereafter
Capital lease obligations	608,137	608,137	-	-	-	-
Operating leases	688,587	424,443	122,597	78,312	63,235	-
Purchase obligations - supplies & services	4,797,339	4,797,339	-	-	-	-
Purchase obligations - capital	814,204	814,204	-	-	-	-
Investment in subsidiary	27,500,000	7,500,000	20,000,000
Asset retirement obligations	1,585,654	219,804	276,074	158,725	528,478	402,573
Total	35,993,921	14,363,927	20,398,671	237,037	591,713	402,573

10. Financial Instruments and Risk Management

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities, and capital lease obligations.  The carrying amount of cash, receivables, capital leases, payables and accruals is a reasonable approximation of fair value due to their short-term maturities.

The Company’s activities expose it to a variety of financial risks; market risk (including foreign exchange and interest rate), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company’s corporate office and foreign operations evaluate financial risks. Material risks are monitored and are regularly discussed with the Audit Committee of the Board of Directors.

Market and commodity price risk

The profitability of the operating mine of the Company is related to the market price of gold and

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2010
All dollar amounts are in United States Dollars unless otherwise stated

silver. Components of the gold note that exhibit characteristics of a derivative are discussed in Note 2, “Gold Loan Notes”. The Company’s market risk exposure, for metal prices and exchange rates, with respect to its accounts receivable is minimal as payment is typically received within two weeks of shipment.

During the first quarter of 2010 the company sold gold at the weighted average price of US$1,108. During the second quarter of 2010 the company sold gold at the weighted average price of US$1,229. During the third quarter of 2010 the company sold gold at the weighted average price of US$1,229.

A change of US $100 in the gold price per ounce the Company received would have changed the Company’s net earnings for the nine months by approximately $2,108,800.

The Company has entered into a redeemable promissory note arrangement that requires repayment of the principal by the physical delivery of gold into trust at regular six monthly periods until May 2013.  The price of gold will determine the physical quantities of gold that need to be delivered as settlement of the liability associated with this financial arrangement.

Foreign exchange risk

Note: Effective from January 1, 2009 the company has changed its reporting currency from the Canadian dollar to the US dollar and all of its revenue and the majority of its expenditures are transacted in US dollars.

The Company operates in Canada, Vietnam, Malaysia, Australia and the Philippines. The functional and reporting currency of the parent company effective from January 1, 2009 has been changed to US dollar. The functional currency of significant subsidiaries is also in US dollars.  The subsidiaries transact in a variety of currencies but primarily in the US dollar and Vietnamese Dong.

The most significant transaction exposure arises in the corporate office in Canada. The balance sheet of the corporate office includes US and Canadian dollar cash and Convertible Note liabilities in Canadian dollars.  The corporate office is required to revalue the US dollar equivalent of the Canadian dollar cash and liability at each period end. Foreign exchange gains and losses from these revaluations are recorded in earnings.

At present, the Company does not hedge foreign currency transaction or translation exposures.

Interest rate risk

At September 30, 2010, the Company holds a Convertible Note liability that attracts interest at a fixed rate of 9% (refer note 5). It also has a redeemable promissory note arrangement associated with the delivery of gold that requires interest to be paid a fixed rate of 8% per annum (refer note 5).

Credit risk

Credit risk arises from cash held with banks and financial institutions, as well as credit exposure to customers, including outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counter party credit risk is to prevent losses in financial assets. The Company assesses the credit quality of the counter parties, taking into account their financial position, past experience and other factors. The company minimises its exposure by holding cash with two major financial institutions in Canada.

One customer accounts for all sales and trade accounts receivable. Credit risk exposure is mitigated because the Company can sell the gold doré bars it produces to many different refineries and payment from the refinery is typically received within two weeks of shipment. The Company’s receivables are all current.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2010
All dollar amounts are in United States Dollars unless otherwise stated

Liquidity risk

Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and cash equivalents. As at September 30, 2010, the Company was holding cash and cash equivalents of $15,146,649. Approximately 84 percent of the Company’s cash balance is comprised of cash deposited with two major Canadian financial institutions in interest bearing bank deposit accounts. A table of commitments and contractual obligations of the Company are presented in note 9.

11. Capital Lease Obligations

The Company has capital leases for projects related to the Bong Mieu and Phuoc Son properties.

	September 30, 2010	December 31, 2009
Total minimum lease payment	$608,137	$171,001
Less: current portion	(608,137)	(171,001)
	$-	$-

12. Inventory

	September 30, 2010	December 31, 2009
Doré Bars	$2,457,725	$259,524
Ore in stockpiles	742,941	524,978
Gold in circuit	92,438	26,115
Mine operating supplies	3,030,504	2,267,601
Total	$6,323,608	$3,078,218

13. Memorandum of Agreement

On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement (collectively, the “MOA”) was signed with Abra Mining and Industrial Corporation (“AMIC”) and Jabel Corporation (“Jabel”) which allows the Grantee (defined as the Company and “a Philippine national corporation to be identified by the Company”) to acquire an option to earn a 60% interest in the Capcapo Property (as defined below) upon completing a specified level of expenditures on the Capcapo Property.  All previously capitalised costs in relation to this project have been written-off in 2008, refer to note 3.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2010
All dollar amounts are in United States Dollars unless otherwise stated

14. Business Combinations

Amalgamation with Zedex

The Company has accounted for the amalgamation between Olympus Pacific Minerals NZ Limited (a wholly owned subsidiary of Olympus Pacific Minerals Inc, registered in New Zealand)(“Olympus NZ”) and Zedex Minerals Limited (Also registered in New Zealand) (“Zedex”) as an acquisition with the Company being identified as the acquirer and recorded it as a business combination.

Olympus NZ gained control over Zedex on December 17, 2009 when the Zedex shareholders voted by overwhelming majority in favour of the amalgamation.  The terms of the amalgamation are set out in the Amalgamation document lodged at www.sedar.com in November 2009.

Under the terms of the Amalgamation the two companies amalgamated and the management of the Company took control of the assets and liabilities from December 17, 2009.  Zedex management staff were provided with contracts with Olympus and Mr. Leslie Robinson, director of Zedex, was appointed to the Board of Olympus.  Mr. Rodney Murfitt, formerly Chief Geologist for Zedex, became Group Exploration Manager for Olympus. Mr. Paul Seton, formerly CEO of Zedex, became Senior Vice President Commercial for Olympus and Ms. Jane Bell (previously Baxter), formerly CFO and Company Secretary for Zedex, became Vice President Finance for Olympus.

Total consideration for the amalgamation amounted to US$15,206,478 and was paid to Zedex shareholders by way of redistribution of the 65,551,043 Olympus shares that Zedex already held along with the issuing of a further 54,226,405 new Olympus shares.  In addition, stock options were issued in Olympus to compensate the cancellation of Zedex options.  These exchange options were valued using a Black-Scholes calculation at $446,701 and is included in the total consideration of $15,206,478. Further as a result of the exchange of Zedex options for Olympus options an additional value of $66,591 has been immediately expensed in stock based compensation expense.

Zedex Minerals Ltd had the right under an agreement they acquired in January 2006 to a 2 percent gross production royalty, on the Bong Mieu sales, less incremental costs.  Under the agreement Ivanhoe assigned to Zedex all its rights, title and interest in and to the debt, gross production royalties and royalty agreement.  The royalty was calculated as 2 percent of the net sales amount equal to the revenues for gold and silver less refining and delivery costs.  The amalgamation results in this royalty agreement being dissolved releasing Olympus Pacific Minerals Inc from any future obligation in this regard.

All costs associated with the amalgamation have been expensed when incurred.  These being recorded in professional and consulting fees in the consolidated statement of operations and comprehensive loss.

There were no significant transactions in the newly amalgamated company in the period between December 31, 2009 and January 12, 2010.

The purchase consideration was settled by way of share issue.  The shares were not issued until January 25, 2010.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2010
All dollar amounts are in United States Dollars unless otherwise stated

The purchase consideration was allocated based on an independent valuation as follows:

Increase in investment in North Borneo Gold

On September 30, 2010 the Company entered into an agreement to acquire a further 43.50% interest in North Borneo Gold Sdn Bhd by September 2012, at which time the Companys effective interest in the Bau Gold Project will be 93.55%.  The settlement is to be paid in four tranches with the first tranche of 12.50% being completed on September 30, 2010.  The second tranche of 12.50% was settled after close of the quarter on October 30, 2010. The third tranche of 10% due on November 30, 2011 will increase the Company’s effective interest to 85.05 percent, and the final tranche of 8.50% is due on September 30, 2012 and will bring the Company’s effective interest to 93.55%.  The Company has accounted for the increased interest in North Borneo Gold Sdn Bhd as an Equity transaction in accordance with Section 1582 of the CICA Handbook and has recorded in Contributed Surplus the premium paid on the purchase on a prorata basis of the fair value of the Non Controlling interest initially recognized on acquisition.

These transactions can be summarised as follows:

	Purchase	Purchase	North Borneo Gold Sdn Bhd Class A
	Price	Date	Shares
Tranche 1	$7,500,000	30/09/2010	31,250
Tranche 2	$7,500,000	30/10/2010	31,250
Tranche 3	$11,000,000	30/11/2011	25,000
Tranche 4	$9,000,000	30/09/2012	21,250
			108,750

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
September 30, 2010
All dollar amounts are in United States Dollars unless otherwise stated

The agreement includes a condition subsequent that must be met before the Tranche 3 payment is required to be settled.  The condition subsequent requires the vendor to obtain:

a)
All renewals or grants (as applicable) of mining licences and mining certificates relating to the Jugan deposit (including, without limitation, the renewal of mining certificate MD 1D/1/1987 relating to the Jugan, Sirenggok and Jambusan areas) on terms acceptable to the Purchaser in all respects; and

b)
All ministerial, Governor and other regulatory approvals to ensure that the mining licences and certificates referred to at (a) above are valid and effective in all respects in accordance with applicable laws and regulations

Conditions to be met before settlement of each tranche are as follows:

Tranche 1          - has no conditions.

Tranche 2	- amendment of the Joint Venture agreement to deal with a number of operational and governance matters. This condition was met on October 30, 2010 and settlement of Tranche 2 occurred on that date.

Tranche 3
- if the condition subsequent noted above has been met by October 31, 2011 settlement of the Tranche 3 payment occurs.  If the condition subsequent has not been met then the shares transfer to the purchaser at no additional cost.

On completion of Tranche 3 the right of the vendor to appoint a director to the board of North Borneo Gold Sdn Bhd ceases.

Tranche 4           - has no conditions.

15. Events After The Balance Sheet Date

On October 8, 2010 the Company completed an AUD 16.65M capital raising through a placement of 37,000,000 common shares. Proceeds from the placement will be applied to general working capital.

Subsequent to the quarter end holders of 1,442,862 Convertible Notes have exercised their option to convert them to equity.  The holders are entitled to convert the notes and any accrued interest owing at a conversion rate of CAD$0.42 per common share. As at November 1, 2010, the number of shares issued in exchange for convertible notes was 2,951,902. This thereby has also reduced principal owing to Convertible Note Holders by CAD$1,212,004.

On October 30, 2010 the Company settled the second tranche of its agreement with its local joint venture partner by paying $7,500,000, increasing its effective interest in North Borneo Gold Sdn Bhd to 75.05%.

END OF NOTES TO FINANCIAL STATEMENTS